ALDERON IRON ORE CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

As of May 7, 2014

1.	Introduction

This Code of Business Conduct and Ethics (“Code”) has been adopted by the Board of Directors of Alderon Iron Ore Corp. (including its subsidiaries and affiliates referred to as the “Company”) to summarize the standards of business conduct that must guide our actions.  This Code applies to all directors, officers, employees and consultants of the Company (“Company Personnel”).  The Company has issued this Code to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
•	confidentiality of corporate information;
•	protection and proper use of corporate assets and opportunities;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of any violations of this Code to an appropriate person or person identified in the Code; and
•	accountability for adherence to the Code.

This Code provides guidance to you on your ethical and legal responsibilities.  We expect all Company Personnel to comply with the Code, and the Company is committed to taking prompt and consistent action against violations of the Code.  Violation of the standards outlined in the Code may be grounds for disciplinary action up to and including termination of employment or other business relationships.  Company Personnel who are aware of suspected misconduct, illegal activities, fraud, abuse of the Company’s assets or violations of the standards outlined in the Code are responsible for reporting such matters.

2.	Basic Obligations

Under the Company’s ethical standards, Company Personnel share certain responsibilities.  It is the responsibility of Company Personnel to (i) become familiar with, and conduct Company business in compliance with, applicable laws, rules and regulations and this Code; (ii) treat all Company employees, customers and business partners in an honest and fair manner; (iii) avoid situations where your personal interests are, or appear to be, in conflict with the Company interests; and (iv) safeguard and properly use the Company’s proprietary and confidential information, assets and resources, as well as those of the Company’s customers and business partners.

3.           Raising Concerns

If you should learn of a potential or suspected violation of the Code, you have an obligation to promptly report the violation.  You may do so orally or in writing and, if preferred, anonymously.  You have several options for raising concerns.

1.	Raise your concerns with your supervisor or manager; and/or
2.	Raise your concerns with the Company’s Chief Financial Officer, Chief Executive Officer or General Counsel, if any.

If the issue or concern is related to the internal accounting controls of the Company or any accounting or auditing matter, it should be reported according to the Company’s Whistleblower Policy.

4.	Policy Against Retaliation

The Company prohibits any director, officer, consultants or employee from retaliating or taking adverse action against anyone for raising, in good faith, suspected conduct violations or helping to resolve a conduct concern.  Any individual who has been found to have engaged in retaliation against a Company director, officer, consultant or employee for raising, in good faith, a conduct concern or for participating in the investigation of such a concern may be subject to discipline, up to and including termination of employment or other business relationships.  If any individual believes that he or she has been subjected to such retaliation, that person is encouraged to report the situation as soon as possible to one of the people detailed in the “Raising Concerns” section above.

5.	Third Party Relationships

Conflict of Interest

Company Personnel are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the Company. Employees and consultants must disclose promptly in writing possible conflicts of interest to their supervisor, or if the supervisor is involved in the conflict of interest, to the Chief Executive Officer. Directors or officers of the Company shall disclose in writing conflicts of interest to the board of directors of the Company (the “Board”) or request to have entered in the minutes of meetings of the Board the nature and extent of such interest.

Conflicts of interest arise where an individual’s position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, officership or directorship, to the detriment of the Company. They also arise where an individual’s personal interests are inconsistent with those of the Company and create conflicting loyalties. Such conflicting loyalties can cause an employee, director, officer or consultant to give preference to personal interests in situations where corporate responsibilities should come first. Company Personnel shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

Company Personnel shall not acquire any property, security or any business interest which they know that the Company is interested in acquiring. Moreover, based on such advance information, Company Personnel shall not acquire any property, security or business interest, which they know the Company is interested in acquiring, for speculation or investment. It is not, however, typically considered a conflict of interest if an employee, officer, director or consultant acquires an interest in a competitor, customer or supplier that is listed on a stock exchange so long as the amount of the investment is not so significant that it would affect the person’s business judgment on behalf of the Company. Notwithstanding the foregoing, any such investment is subject to and must comply with the Company’s Corporate Disclosure and Insider Trading Policies and applicable securities laws.

If the Company determines that a director, officer, consultant or employee’s outside work interferes with performance or the ability to meet the requirements of the Company, as they are modified from time to time, the director, officer, consultant or employee may be asked to terminate the outside employment or engagement if he or she wishes to remain employed or engaged by the Company.  To protect the interests of a director, officer, consultant or employee and the Company, any such outside work or other activity that involves potential or apparent conflict of interest may be undertaken only after disclosure to the Company by the director, officer, consultant or employee and review and approval by the Chief Executive Officer, or, in the event of a conflict related to the Chief Executive Officer, the Board of Directors.

Gifts and Entertainment

Company Personnel or their immediate families shall not use their position with the Company to solicit any cash, gifts or free services from any of the Company’s customers, suppliers or contractors for their personal benefit, or for the personal benefit of their immediate family or friend. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the employee, officer, director or consultant who receives it, or otherwise improperly influence the Company’s business relationship with or create an obligation to a customer, supplier or contractor. Similarly, no Company Personnel should ever offer, give or provide any gift or entertainment unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any applicable laws. Strict rules apply when the Company does business with governmental agencies and officials, as discussed in more detail below under Section 17 of this Code.

The following are guidelines regarding gifts and entertainment:

•           nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable;

•           reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted;

•           invitations to social, cultural or sporting events may be accepted if the cost is reasonable and the attendance serves a customary business purpose such as networking (e.g. meals, holiday parties and tickets); and

•           invitations to other events or trips that are usual and customary for the individual’s position within the organization and the industry and promotes good working relationships may be accepted.

Supplier and Contractor Relationships

The Company selects its suppliers and contractors in a non-discriminatory manner based on the quality, cost and service. Decisions must never be based on personal interests or the interests of family members or friends. All employees are required to conduct themselves in a business-like manner that promotes equal opportunity and prohibits discriminatory practices.

Public Relations

The Company’s Disclosure Policy governs who is responsible for all public relations, including all contact with the media. Unless you are specifically authorized to represent the Company to the media, you may not respond to inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about the Company. If the media contacts you about any topic, immediately refer the call to the Investor Relations Officer under the Company’s Disclosure Policy. Company Personnel should also refer to the Company’s Disclosure Policy for guidelines regarding social media.

Employees must be careful not to disclose confidential, personal or business information through public or casual discussions to the media or others.

Business and Government Relations

Company Personnel may participate in the political process as private citizens. It is important to separate personal political activity and the Company’s political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials. The Company’s political activities, if any, shall be subject to the overall direction of the Board. The Company will not reimburse employees for money or personal time contributed to political campaigns. In addition, employees may not work on behalf of a candidate’s campaign while at work or at any time use the Company’s facilities for that purpose.

6.	Confidentiality Concerning Company Affairs

It is the Company’s policy that business affairs of the Company are confidential and reference should be made to the Company’s Disclosure Policy for guidelines regarding the disclosure of confidential information.

7.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly.  We seek competitive advantages through superior performance, not through unethical or illegal business practices.  Information about other companies and organizations, including competitors, must be gathered using appropriate methods.  Illegal practices such as trespassing, burglary, misrepresentation, wiretapping and stealing are prohibited.  Possessing trade secrets that were obtained without the owner’s consent, or inducing such disclosures by customers or past or present employees of other companies is prohibited.  Each employee and officer should endeavour to respect the rights of, and to deal fairly with, our customers, suppliers, competitors and employees.  No employee, consultant, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

8.	Communications

Communications facilities such as telephone, cellular phones, facsimile, internet and e-mail are Company property.  Use of these facilities imposes certain responsibilities and obligations on all Company Personnel.  Usage must be ethical and honest with a view to preservation of and due respect for Company’s intellectual property, security systems, personal privacy, and freedom of others from intimidation, harassment, or unwanted annoyance.  The Company may monitor the use of its information technology systems. Reference is also made to the Company’s Information Technology Acceptable Use Policy.

9.	Disclosure

The Company is committed to providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities laws.  The goal of our Disclosure Policy is to raise awareness of the Company’s approach to disclosure among Company Personnel and those authorized to speak on behalf of the Company.

The Disclosure Policy extends to all Company Personnel and those authorized to speak on the Company’s behalf.  It covers disclosures in documents filed with the securities regulators and written statements made in the Company’s annual and quarterly reports, news releases, letters to shareholders, presentations by senior management, information contained on the Company’s web site and other electronic communications.  It extends to oral statements made in meetings and telephone conversations with members of the investment community (which include analysts, investors, investment dealers, brokers, investment advisers and investment managers), interviews with the media as well as speeches and conference calls.

10.	Accuracy of Company Records and Record Retention

Canadian publicly accountable companies are required to record and publicly report its financial records, which are required to be prepared in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.  Therefore, you are responsible for ensuring the accuracy of all books and records within your control and complying with all Company policies and internal controls.  All Company information must be reported accurately, whether in internal personnel, safety, or other records, or in information we release to the public or file with government or regulatory agencies.

The Company maintains all records in accordance with laws and regulations regarding retention of business records. The term “business records” covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. The Company prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the Company is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

11.	Financial Reporting and Disclosure Controls

Canadian publicly accountable companies are required to file periodic and other reports with certain securities commissions and to make certain public communications.  For so long as the Company is a public company, the Company will be required by these securities commissions to maintain effective “disclosure controls and procedures” so that financial and non-financial information is reported timely and accurately both to our senior management and in the filings we make.  You are expected, within the scope of your employment or consulting duties, to support the effectiveness of our disclosure controls and procedures.

12.	Compliance with All Laws, Rules and Regulations

The Company is committed to compliance with all laws, rules, and regulations, including laws and regulations applicable to the Company’s securities and trading in such securities, as well as any rules promulgated by any exchange on which the Company’s shares may be listed.

13.	Health and Safety

The Company is committed to making the work environment safe, secure and healthy for its employees and others.  The Company endeavours to comply with all applicable laws and regulations relating to safety and health in the workplace.  We expect each of you to promote a positive working environment for all.  You are expected to consult and comply with all Company rules regarding workplace conduct and safety.  You should immediately report any unsafe or hazardous conditions or materials, injuries, and accidents connected with our business and any activity that compromises Company security to your supervisor.  You must not work under the influence of any substances that would impair the safety of others.

The workplace must be free from violent behaviour. Threatening, intimidating or aggressive behaviour, as well as bullying, subjecting to ridicule or other similar behaviour toward fellow employees or others in the workplace will not be tolerated.  Workplace violence includes the exercise of physical force by a person against a worker in a workplace, that causes or could cause physical injury to the worker.  Workplace violence also includes the attempt to exercise physical force that could cause physical injury to the worker, or a statement or behaviour that is reasonable for a worker to interpret as a threat to exercise physical force.

14.	Respect for Our Employees

The Company’s employment decisions will be based on reasons related to our business, such as job performance, individual skills and talents, and other business-related factors.  The Company policy requires adherence to all national, provincial or other local employment laws.  In addition to any other requirements of applicable laws in a particular jurisdiction, the Company policy prohibits discrimination in any aspect of employment based on race, color, religion, sex, sexual orientation, national origin, disability or age, within the meaning of applicable laws.

15.	Bullying or Harassing Conduct Prohibited

The Company is committed to a work environment that is free from bullying and harassment and supportive of the productivity, dignity and self-esteem of all Company Personnel. The Company will not tolerate and is dedicated to preventing, where possible, or otherwise minimizing, bullying and harassment. Bullying and harassment includes any inappropriate conduct or comment by a person towards a worker that the person knew or reasonably ought to have known would cause that worker to be humiliated or intimidated, or any unwelcome or objectionable conduct or comment which would be considered discriminatory, but excludes any reasonable action taken by an employer or supervisor relating to the management and direction of workers or the place of employment.

Examples of conduct or comments that might constitute bullying and harassment include verbal aggression or insults, calling someone derogatory names, harmful hazing or initiation practices, vandalizing personal belongings, and spreading malicious rumours.

Examples of conduct or comments that might constitute sexual harassment include: unwanted physical contact such as touching, patting, pinching and hugging; sexual advances with actual or implied work related consequences; and sexual jokes, innuendos or horseplay.

The above definitions and examples are intended to be general guidance and not exhaustive and the types of behavior described are by way of illustration only.

Company Personnel must:

•	Not engage in the bullying and harassment of other Company Personnel.

•	Report if bullying and harassment is observed or experienced in accordance with the Company’s Whistleblower Policy.

Any Company Personnel found to have bullied or harassed another person may be subject to discipline, up to and including termination of employment or other business relationship. Because of the seriousness of such allegations, malicious unfounded complaints may also be subject to discipline, up to and including termination of employment or other business relationship.

16.	Privacy

The Company, and companies and individuals authorized by the Company, collect and maintain personal information that relates to your employment, including compensation, medical and benefit information.  The Company follows procedures to protect information wherever it is stored or processed, and access to your personal information is restricted.  Your personal information will only be released to outside parties in accordance with the Company’s policies and applicable legal requirements.  Company Personnel who have access to personal information must ensure that personal information is not disclosed in violation of the Company’s policies or practices.

17.           Payments to Domestic and Foreign Officials

Company Personnel must comply with all applicable laws prohibiting improper payments to domestic and foreign officials, including the Corruption of Foreign Public Officials Act (Canada) (the “Act”) and the Foreign Corrupt Practices Act of 1977 (United States) (collectively, the “Acts”) and any local anti-bribery or anti-corruption laws that may be applicable.

The Acts make it illegal for any person, in order to obtain or retain an advantage in the course of business, directly or indirectly, to offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a public official. Foreign public officials include persons holding a legislative, administrative or judicial position of a foreign state, persons who perform public duties or functions for a foreign state (such as persons employed by board, commissions or government corporations), officials and agents of international organizations, foreign political parties and candidates for office.

Similarly, the Canadian and other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of these laws would not only violate Company policy but could also be a criminal offense.

Because the legality of payments to domestic or foreign officials in particular situations is hard to determine, Company Personnel must consult with the Chief Executive Officer, Chief Financial Officer, General Counsel or such other senior officer as may be designated by the Company from time to time, before making any such payments to avoid potential liability or even the appearance of impropriety. Such officers, with the advice of external legal counsel, as necessary, will determine acceptability, from a legal and a corporate policy point of view, and in due consideration of any appropriate accounting treatment and disclosures which are applicable to the particular situation.

In the event that payments are made to third parties on behalf of governmental entities for legitimate purposes, Company Personnel should closely monitor such payments for fair valuation of the payments compared to the goods or services being provided to reduce the risk of kickbacks from the third-party suppliers to the applicable governmental personnel. Company Personnel should ensure that any such payments are properly recorded in the applicable business entity’s books and records, including documentation of the specific deliverables received. Company Personnel may not make or authorize cash or cash equivalent (e.g., check) reimbursements or payments of any kind to individual government officials without prior written authorization from the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel or such other senior officer as may be designated by the Company from time to time.

Violation of either of the Acts is a criminal offence, subjecting the Company to substantial fines and penalties and any officer, director or employee acting on behalf of the Company to imprisonment and fines. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

18.           Waivers and Amendments

Only the Board of Directors may waive application of or amend any provision of this Code, provided that no waiver will be granted with respect to Section 17 of this Code.  A request for such a waiver should be submitted in writing to the Board of Directors for its consideration.  The Company will promptly disclose to investors all substantive amendments to the Code, as well as all waivers of the Code granted to Company Personnel in accordance with applicable laws and regulations.

19.	No Rights Created

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of our business.  It is not intended to and does not, in any way, constitute an employment contract or an assurance of continued employment or create any rights in any employee, director, client, supplier, competitor, shareholder or any other person or entity.